Filed by Palm, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Extended Systems Incorporated
Commission File No.000-23597

SLIDES FROM PRESENTATION ON APRIL 11, 2001;

Additional Information And Where To Find It

        In connection with the proposed transaction, Palm filed a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission on April 6, 2001. Investors and security holders are urged to read the registration statement, including the proxy statement-prospectus, because it contains important information about the proposed transaction. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. Free copies of the registration statement and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm by directing a request to Palm, Attention: Investor Relations, (408) 326-9000.

        Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed acquisition is set forth in the proxy statement-prospectus, which is included in the registration statement on Form S-4 filed by Palm with the Securities and Exchange Commission on April 6, 2001. In addition, information regarding the identities of such officers and directors and their interests in the solicitation is set forth in a Schedule 14A filed with the Securities and Exchange Commission on March 7, 2001. These documents and other documents filed by Extended Systems with the Securities and Exchange Commission are available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum, (208) 322-7575.